Exhibit 99.3

TurboGen Reports First Half 2026 Financial Results and Advances Commercialization Preparations

Cash and cash equivalents of $7.2 million as of June 30, 2026; subsequent $5 million gross proceeds from private placement supports development and market readiness.

PETAH TIKVA, Israel, Sept. 24, 2026 (GLOBE NEWSWIRE) -- TurboGen Ltd. (NASDAQ:TRBG) (TASE:TURB) (“TurboGen” or the “Company”), a developer of combined heat and power systems based on multifuel microturbines, today reports financial results for the six months ended June 30, 2026 and provides a business update. The Company reported positive shareholders’ equity of $1.6 million as of June 30, 2026.

“Our strong cash position of $7.2 million as of June 30, 2026, combined with the $5 million raised in August 2026, supports our preparations for commercialization,” said Yaron Gilboa, TurboGen’s Chief Executive Officer. “Our recent Nasdaq Capital Market (“Nasdaq”) listing is an important milestone that we believe will broaden our visibility among U.S. investors as we advance our commercial strategy. Our priorities are to prepare for initial installations, adapt our systems for scaled production, and advance commercialization in the United States and Europe.”

Business Overview

TurboGen develops compact, multi-fuel microturbine systems designed to generate electricity and heat for customers where needed.

The Company intends to serve owners and developers of office, residential, hotels and building clusters, as well as off-grid consumers, small server farms, and data centers. Its primary target markets are the United States and European Union countries with established natural gas infrastructure.

TurboGen offers two commercial models. Customers can purchase an installed system with a service contract or enter a long-term Energy-as-a-Service (“EaaS”) agreement to buy the electricity and heat generated by the system with little to no upfront cost. The Company also plans to integrate its systems with commercially available electricity and heat storage technologies to create local microgrids, supported by an energy management system that coordinates electricity and heat supplied from multiple sources.

First Half 2026 Business Highlights and Subsequent Events

●	Completed assembly of its first TR8000 model, an 80kW system designed for large buildings and micro data centers.

●	Raised $5 million in gross proceeds in an August 2026 private placement.

●	TurboGen’s ordinary shares began trading on Nasdaq on August 31, 2026.

●	First installations of our microturbine systems ranging from 32kW to 80kW expected toward the end of 2026.

First Half 2026 Financial Results

TurboGen remained a development-stage company and generated no revenue during this period. Research and development expenses increased to $1.9 million from $0.6 million for the same period in 2025, reflecting increased testing, materials and contractor costs, preparations for scale production, and share-based compensation.

Sales and marketing expenses were $281,000, compared to $203,000 for the same period in 2025, primarily reflecting higher compensation expenses.

General and administrative expenses increased to $3.1 million from $1.4 million for the same period in 2025, reflecting higher share-based compensation and professional expenses associated with the Nasdaq listing.

Operating loss increased to $5.2 million from $2.3 million for the same period last year.

Net loss narrowed 45% to $4.2 million, compared to $7.6 million for the same period in 2025. The improvement primarily reflected a $6.4 million favorable change in warrant fair-value and debt-extinguishment effects, partially offset by higher operating expenses.

Cash and cash equivalents totaled $7.2 million on June 30, 2026, compared to $3.9 million on December 31, 2025. Net cash used in operating activities was $2.7 million, compared to $1.4 million in the prior-year period. Shareholders’ equity was positive at $1.6 million as of June 30, 2026, an improvement of $4.7 million from December 31, 2025.

About TurboGen

Founded in response to technologically address the threat of climate change and the lack of grid capacity, TurboGen Ltd. (NASDAQ:TRBG) (TASE:TURB) develops combined heat and power systems based on multifuel microturbines. These microturbines are used for local electricity, energy, and heat production. To learn more, please visit: https://turbogenchp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, TurboGen is using forward looking statement in this press release when it discusses the use cases of its products, the likelihood of success of its projects, its preparations for commercialization, its belief that listing on Nasdaq is an important milestone that will broaden our visibility among U.S. investors, advancement of its commercial strategy, its expectations for initial installations toward the end of 2026, and its priorities to adapt its systems for scaled production and advance commercialization in the United States and Europe. Because such statements deal with future events and are based on TurboGen’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of TurboGen could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2026, as amended. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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